UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2002

CIBER, Inc. Savings 401(k) Plan

(Full title of plan)

CIBER, Inc.

5251 DTC Parkway, Suite 1400, Greenwood Village, Colorado 80111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

REQUIRED INFORMATION

The financial statements and schedule of the CIBER, Inc. Savings 401(k) Plan for the year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA along with the independent auditors’ report thereon, is provided beginning on page F-1 attached hereto.

EXHIBITS

23.1	Consent of KPMG LLP

99.1	Certification by CEO pursuant to section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification by CFO pursuant to section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBER, Inc. Savings 401(k) Plan
(Name of Plan)

Dated: June 19, 2003	By:	/s/ Mac J. Slingerlend
Mac J. Slingerlend
Chief Executive Officer,
President and Secretary

2

CIBER, INC. SAVINGS 401(k) PLAN

Index to Financial Statements

Independent Auditors’ Report

Statements of Net Assets Available for Benefits,
December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits,
Years ended December 31, 2002 and 2001

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
December 31, 2002

Independent Auditors’ Report

The Plan Administrator of the
CIBER, Inc. Savings 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CIBER, Inc. Savings 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in those net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held At End of Year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
May 30, 2003

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments, at fair value:
CIBER, Inc. common stock	$6,664,872	$11,073,887
Mutual funds	95,586,063	99,004,162
Insurance company accounts	80,392	323,289
Participant loans	1,743,240	1,630,427

Total investments	104,074,567	112,031,765

Receivables:
Employer contributions	—	22,730
Participant contributions	—	81,702

Total receivables	—	104,432
Net assets available for benefits	$104,074,567	$112,136,197

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Net decrease in fair value of investments	$(23,454,293)	$(12,247,954)
Dividend income	1,155,453	1,701,464
Interest income	147,128	162,306

Net investment loss	(22,151,712)	(10,384,184)

Contributions:
Participants, including rollovers	25,113,675	18,562,085
Employer	4,342,712	3,164,931

Total contributions	29,456,387	21,727,016

Transfers of assets from merged plans	577,273	841,511

Total additions	7,881,948	12,184,343

Deductions from net assets attributed to:
Distributions to participants	15,935,778	15,935,797
Loan fees	7,800	4,800

Total deductions	15,943,578	15,940,597

Net decrease	(8,061,630)	(3,756,254)

Net assets available for benefits:
Beginning of year	112,136,197	115,892,451

End of year	$104,074,567	$112,136,197

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)                      Description of the Plan

The following description of the CIBER, Inc. Savings 401(k) Plan (the Plan) provides only general information.  For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which are available from the plan administrator.

(a)                       General

The Plan is a defined contribution plan covering substantially all employees of CIBER, Inc. and certain of its subsidiaries (CIBER or the Company).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)                       Contributions and Vesting

Participants may contribute up to 25% of pre-tax annual compensation.  Contributions are subject to certain limitations.  Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers).  Participants can change their contribution percentage at any time.  Company contributions are based on the participant’s years of service and the participant’s contribution and range from ½% to 3% of qualified compensation.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution plus actual earnings thereon is based on years of service.  A participant is 100% vested after six years of service.  If a participant terminates prior to vesting, unvested amounts are forfeited and are used to reduce future employer contributions. At December 31, 2002 and 2001 unallocated forfeited accounts totaled $98,266 and $62,162, respectively.  In 2002 and 2001, employer contributions were reduced by $702,744 and $1,406,454, respectively, from forfeited accounts.

During 2002 the Plan was amended to adopt the EGTRRA and GUST required amendments. The EGTRRA amendment, among others, adjusted annual vesting percentages within the six-year vesting period. The GUST amendment, among others, was adopted to comply with the Final Regulations under 401(a)(9) of the Internal Revenue Code relating to required minimum distributions.

(c)                        Investment Options

Great-West Life & Annuity Insurance Company (Great-West) is the custodian and recordkeeper for the Plan.  The Plan’s assets are invested in various investment options offered by Great-West and in CIBER, Inc. common stock, as directed by the participants.  Participants may invest their account balance in the various investment options in 1% increments.  Participants may change their investment options on a daily basis.

(d)                       Distributions and Loans

Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability or death.  Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited.  For other situations there are various methods by which benefits may be distributed depending on date of employment, marital status and participant elections.  Distributions are recorded when paid.  Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1% and ranged from 5.25% to 10.50% as of December 31, 2002 and 2001.  Loans are generally repaid through payroll deductions.  Loans require minimum per paycheck payment amounts.  Loans must be repaid within 5 years, except that the plan administrator may approve a longer term for loans to acquire a principal residence.  Participants pay a loan origination fee of $50 per loan to Great-West.

(e)                        Expenses

In general, plan expenses, except for broker commissions and portfolio transaction fees are paid by the Company.

(f)                          Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become 100% vested in their accounts.

(2)                      Summary of Significant Accounting Policies

(a)                       Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)                       Investments

Investments are stated at fair value.  The fair value of marketable securities is determined based on quoted market values.  The fair value of mutual funds are valued at the net asset value per share as quoted by the investment company and is generally determined based on the market values of the securities included in the underlying funds.  Participant loans are valued at cost, which approximates fair value.  Investment transactions are recorded on the date of purchase or sale (trade-date).  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

(c)                        Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period.  Actual results could differ significantly from the estimates.

(3)                      Investments

Investments greater than 5% of net assets at December 31, were:

	Fair value
	2002		2001
CIBER, Inc. Common Stock	$6,664,872		$11,073,887
Maxim Money Market	17,142,689		11,824,443
Maxim Aggressive Profile II	8,607,887		10,272,719
American Century Ultra Inv	7,821,865		10,997,008
Maxim Moderately Aggressive Profile II	7,707,527		9,245,684
Vanguard 500 Index	5,704,610			*
AIM Constellation A		*	5,867,353

* Less than 5%

Net increase (decrease) in fair value of investments for the years ended December 31, including realized gains and losses, was as follows:

	2002	2001
CIBER, Inc. Common Stock	$(5,069,779)	$5,670,318
Mutual funds	(18,384,514)	(17,918,272)
	$(23,454,293)	$(12,247,954)

(4)                      Tax Status

The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) through a determination letter dated August 7, 2001 and, accordingly, the trust is tax exempt under the IRC.  The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan continues to qualify under the IRC.

(5)                      Transfers of Assets from Merged Plans

CIBER has acquired the outstanding common stock of certain companies that had their own similar defined contribution plans.  During 2002 and 2001, certain of these plans were merged with the Plan and their respective assets were transferred into the Plan.

(6)                      Reconciliation of Financials Statements to Form 5500

The Plan is subject to annual reporting to the Internal Revenue Service on Form 5500.  The Plan uses the cash basis method of accounting for contributions on the Form 5500. The following is a reconciliation of contributions received per the financial statements at December 31, 2002 to the Form 5500:

Total contributions received per financial statements	$29,456,387
Contributions receivable at December 31, 2001	104,432

Total contributions per Form 5500	$29,560,819

(7)                      Risks and Uncertainties

The Plan provides for various investment options. Investments, in general, are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(8)                      Related Party Transactions

Certain plan investments are shares of mutual funds (the “Maxim” funds) and insurance company accounts managed by Great-West.  Great-West is the custodian and record keeper for the plan and therefore their transactions are considered party-in-interest transactions.

CIBER, Inc. Savings 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2002

Identity	Description		Current value

Great-West Guaranteed Certificate *	March 31, 2003	6.20%	$8,312
Great-West Guaranteed Certificate *	June 30, 2003	6.25%	6,446
Great-West Guaranteed Certificate *	March 31, 2003	5.05%	1,253
Great-West Guaranteed Certificate *	June 30, 2003	4.80%	1,384
Great-West Guaranteed Certificate *	September 30, 2003	4.60%	1,580
Great-West Guaranteed Certificate *	December 31, 2003	4.35%	1,258
Great-West Guaranteed Certificate *	March 31, 2004	4.90%	830
Great-West Guaranteed Certificate *	June 30, 2004	5.45%	5,505
Great-West Guaranteed Certificate *	September 30, 2004	5.50%	1,771
Great-West Guaranteed Certificate *	December 31, 2004	6.05%	546
Great-West Guaranteed Certificate *	March 31, 2005	6.35%	311
Great-West Guaranteed Certificate *	June 30, 2005	6.35%	175
Great-West Guaranteed Certificate *	March 31, 2003	5.00%	87
Great-West Guaranteed Certificate *	June 30, 2003	5.50%	11,760
Great-West Guaranteed Certificate *	September 30, 2003	5.65%	592
Great-West Guaranteed Certificate *	December 31, 2003	5.20%	734
Great-West Guaranteed Certificate *	March 31, 2004	5.75%	4,833
Great-West Guaranteed Certificate *	June 30, 2004	6.00%	1,624
Great-West Guaranteed Certificate *	September 30, 2004	5.50%	1,315
Great-West Guaranteed Certificate *	December 31, 2004	5.10%	760
Great-West Guaranteed Certificate *	March 31, 2005	5.10%	649
Great-West Guaranteed Certificate *	June 30, 2005	4.85%	787
Great-West Guaranteed Certificate *	September 30, 2005	4.75%	5,822
Great-West Guaranteed Certificate *	December 31, 2005	4.50%	1,514
Great-West Guaranteed Certificate *	March 31, 2006	5.05%	1,263
Great-West Guaranteed Certificate *	June 30, 2006	5.65%	11,812
Great-West Guaranteed Certificate *	September 30, 2006	5.95%	5,296
Great-West Guaranteed Certificate *	December 31, 2006	6.20%	919
Great-West Guaranteed Certificate *	March 31, 2007	6.50%	829
Great-West Guaranteed Certificate *	June 30, 2007	6.45%	425
Cash			20,109

Identity	Description	Current value

CIBER, Inc. *	Common Stock	$6,664,872
Lord Abbett Bond- Debenture A	Mutual Fund	777,467
Invesco Select Income Inv	Mutual Fund	2,268,883
Maxim Money Market *	Mutual Fund	17,142,689
Invesco European Inv	Mutual Fund	331,509
Fidelity Advisor Overseas T	Mutual Fund	684,463
T. Rowe Price New Asia	Mutual Fund	812,318
Janus Worldwide	Mutual Fund	2,188,556
Putnam Global Growth A	Mutual Fund	1,982,543
AIM Charter Fund A	Mutual Fund	2,024,811
Fidelity Advisor Growth Opportunities T	Mutual Fund	2,826,575
MFS Capital Opportunities A	Mutual Fund	548,063
Aim Constellation A	Mutual Fund	4,052,475
Invesco Blue Chip Growth Inv	Mutual Fund	528,339
Janus Twenty	Mutual Fund	4,041,303
American Century Ultra Inv	Mutual Fund	7,821,865
AIM Weingarten A	Mutual Fund	1,874,694
American Century Income & Growth Adv	Mutual Fund	3,910,108
Legg Mason Value Trust Institutional	Mutual Fund	1,161,961
American Century Equity Income Inv	Mutual Fund	3,108,427
Maxim Aggressive Profile II *	Mutual Fund	8,607,887
Maxim Conservative Profile II *	Mutual Fund	648,827
Maxim Moderately Aggressive Profile II *	Mutual Fund	7,707,527
Maxim Moderately Conservative Profile II *	Mutual Fund	1,081,518
Maxim Moderate Profile II *	Mutual Fund	3,255,391
Dreyfus Emerging Leaders	Mutual Fund	3,559,001
Lord Abbett Developing Growth A	Mutual Fund	1,143,129
Vanguard 500 Index	Mutual Fund	5,704,610
Invesco Financial Services Inv	Mutual Fund	1,646,229
American Century Real Estate Adv	Mutual Fund	3,062,345
Dreyfus Premier Technology Growth A	Mutual Fund	739,413
MFS Utilities A	Mutual Fund	323,028
Participant loans	5.25 to 10.5%	1,743,240
		$104,074,567

* Party in interest

See accompanying independent auditors’ report.